Filed pursuant to Rule 433
Registration No. 333-131159

FOR IMMEDIATE RELEASE

CIT ANNOUNCES $250,000,000 COMMON STOCK OFFERING

     NEW YORK – December 16, 2008 – CIT Group Inc. (NYSE: CIT), a leading commercial finance company, today announced that it has commenced a $250 million offering of its common stock. CIT also expects to grant the underwriters for the offering an over-allotment option to purchase additional shares of common stock (up to 15% of the total offering). The offering is being conducted as a public offering registered under the Securities Act of 1933, as amended.

     The common stock offering is the final element of the regulatory capital plan that CIT presented to the Board of Governors of the Federal Reserve (the "Federal Reserve") in connection with its application to become a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). This multi-step plan also includes:

  The exchange of approximately 19.6 million outstanding equity units of CIT, stated amount $25 per unit, for an aggregate of $81.8 million in cash and 14.0 million shares of CIT common stock pursuant to an exchange offer that expired December 15, 2008 and that is expected to close on December 18, 2008.
  The exchange of up to $1,700,000,000 of certain outstanding notes of CIT for either newly issued subordinated notes or a combination of up to $550 million of cash and up to $1.15 billion of subordinated notes at the option of the eligible holders pursuant to an exchange offer which expires at 5:00 PM EST on December 19, 2008 and which, assuming the satisfaction of the applicable conditions of the offer, is expected to close on a customary settlement timetable.

     Upon the successful completion of the common stock offering, CIT expects that it will have raised an amount of regulatory capital that the Federal Reserve indicated would be required to gain approval of its application to become a bank holding company under the BHC Act. The Company expects that if the capital plan is successfully completed that its bank holding company application will be timely approved. However, CIT has no assurances that the Federal Reserve will grant CIT’s application to become a bank holding company. The closing of the common stock offering is conditioned upon approval by the Federal Reserve of CIT’s application to become a bank holding company under the BHC Act.

     J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, Banc of America Securities LLC and Citi are serving as joint bookrunning managers of this offering. The offering will be made under CIT’s shelf registration statement filed with the Securities and Exchange Commission.

     The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, the issuer or the underwriters participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. at (718) 242-8002 or Morgan Stanley & Co. Incorporated toll free at (866) 718-1649.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About CIT

CIT (NYSE: CIT) is a global commercial finance company that provides financial products and advisory services to more than one million customers in over 50 countries across 30 industries. A leader in middle market financing, CIT has more than $70 billion in managed assets and provides financial solutions for more than half of the Fortune 1000. A member of the S&P 500 and Fortune 500, it maintains leading positions in asset-based, cash flow and Small Business Administration lending, equipment leasing, vendor financing and factoring. The CIT brand platform, Capital Redefined, articulates its value proposition of providing its customers with the relationship, intellectual and financial capital to yield infinite possibilities. Founded in 1908, CIT is celebrating its Centennial throughout 2008.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable federal securities laws, including the Private Securities Litigation Reform Act of 1995, that are based upon our current expectations and assumptions concerning future events, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. The words “plan,” “will,” “expect,” “may,” “would,” or the negative of any of those words or similar expressions are intended to identify forward-looking statements. All statements contained in this press release, other than statements of historical fact, including without limitation, statements about our plans, strategies, prospects and expectations regarding the common stock offering, equity unit exchange or the notes exchange or related future events, are forward-looking statements that involve certain risks and uncertainties. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, these statements are not guarantees of any events or financial results, and our actual results may differ materially due to numerous important factors that are described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2007, as updated by our subsequent Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K. Many of these risks, uncertainties and assumptions are beyond our control, and may cause our actual results to differ materially from our expectations. Important factors that could cause our actual results to be materially different from our expectations; the ability to satisfy the conditions to the common stock offering; and the success, or lack thereof, of the transactions and other initiatives described in this press release, including our application to the Federal Reserve to become a bank holding company, the submission of our application to the U.S. Treasury to participate in the Capital Purchase Program by selling perpetual preferred stock to the U.S. Treasury, and our application to the Federal Deposit Insurance Corporation to participate in the Temporary Liquidity Guarantee Program. Accordingly, you should not place undue reliance on the forward-looking statements contained in this press release. These forward-looking statements speak only as of the date on which the statements were made. CIT undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except where expressly required by law.

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CIT MEDIA RELATIONS:
C. Curtis Ritter
Vice President
Director of External Communications & Media Relations
(212) 461-7711
Curt.Ritter@cit.com

CIT INVESTOR RELATIONS:
Ken Brause
Executive Vice President
(212) 771-9650
Ken.Brause@cit.com